SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ARI NETWORK SERVICES, INC.

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(Name of Issuer)

Common Stock, $0.001 par value

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(Title of Class of Securities)

001930205

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(CUSIP Number)

December 31, 2005

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 001930205	Page 2 of 6

1.	NAME OF REPORTING PERSON

BRIAN E. DEARING

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

WISCONSIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

192,902

6.	SHARED VOTING POWER

376,350

7.	SOLE DISPOSITIVE POWER

192,902

8.	SHARED DISPOSITIVE POWER

376,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

569,252

SCHEDULE 13G

CUSIP No. 001930205	Page 3 of 6

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%

12.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G

CUSIP No. 001930205	Page 4 of 6

ITEM 1	(a)	NAME OF ISSUER

ARI NETWORK SERVICES, INC.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

11425 W. LAKE PARK DRIVE, SUITE 900, MILWAUKEE, WISCONSIN 53224

ITEM 2	(a)	NAME OF PERSON FILING

BRIAN E. DEARING

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

11425 W. LAKE PARK DRIVE, SUITE 900, MILWAUKEE, WISCONSIN 53224

	(c)	CITIZENSHIP

WISCONSIN

	(d)	TITLE OF CLASS OF SECURITIES

COMMON STOCK

	(e)	CUSIP NUMBER

001930205

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

SCHEDULE 13G

CUSIP No. 001930205	Page 5 of 6

ITEM 3. Continued	(g)	[ ]	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)	Amount Beneficially Owned		569,252

	(b)	Percent of Class		9.1%

	(c)	Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:	192,902(1)
See response to Item 5 of the cover page.

		(ii)	Shared power to vote or to direct the vote:	376,350(2)
See response to Item 5 of the cover page.

		(iii)	Sole power to dispose or to direct the disposition of:	192,902(1)
See response to Item 7 of the cover page.

		(iv)	Shared power to dispose or to direct the disposition of:	376,350(2)
See response to Item 8 of the cover page.

(1) Includes options for 96,375 shares exercisable within 60 days of December 31, 2005 and 10,157 shares held in Mr. Dearing’s 401(k) account.

(2) Includes 103,500 shares held by a family trust and 272,850 shares held for other participants in the Company’s 401(k) plan for which Mr. Dearing has shared voting and dispositive power.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following       [      ]

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

SCHEDULE 13G

CUSIP No. 001930205	Page 6 of 6

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 10th day of February, 2006.

/s/ Brian E. Dearing
Signature

Brian E. Dearing
Name/Title